

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

September 13, 2007

Mr. G. Rowland Carey
President, Chief Executive Officer
USA Superior Energy Holdings, Inc.
1726 Augusta Drive, Suite 105
Houston, TX 77057

> **Re:** **USA Superior Energy Holdings, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2006**
> **Filed April 13, 2007**
> **File No. 0-52405**

Dear Mr. Carey:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for Fiscal Year Ended December 31, 2006

Description of Business

General Overview

1. We note your disclosure that indicates subsequent to your year end, you have entered into a plan of merger and seek to engage in a different line of business.

Please expand your disclosures to describe your business and related activities in fiscal 2006.

2.   Clarify if the business of Comlink Communications Company including its assets and liabilities has been sold, discontinued or otherwise disposed of subsequent to year end.

3.   We note subsequent to year end, you have entered into a plan of merger with USA Superior Energy, Inc. Please clarify to us and in your document this entity's relationship to USA Superior Energy Holdings, Inc.

Independent Auditor's Report, page F-1

4.   Please provide an audit opinion with a title of, "Report of Independent Registered Public Accounting Firm," if true.

5.   Please provide an audit opinion that identifies the city and state of the auditor. Refer to Article 2 of Regulation S-X.

6.   Please provide an audit opinion for the financial statements of Comlink Communications Company, for the periods presented.

Financial Statements

General

7.   Please remove references to an "Accountant's Review Report on pages F-2 through F-5. Please also tell us why you are referring to a review report when you have provided an audit report in your filing.

Balance Sheet, page F-2

8.   Please explain why the amounts presented as "Additional paid-in capital" are negative.

9.   Please explain why the assets and liabilities of Comlink Communications Company are not presented as discontinued operations. Similarly, explain why your results of operations and cash flows are not presented on a discontinued basis.

Statement of Stockholders' Equity (Deficit), page F-5

10.   Please reconcile the number of shares issued and outstanding in your Statement of Stockholders' Equity with the amounts presented in your beneficial ownership disclosures found on page 24.

Note 1 – Basis of Presentation, Business and Summary of Significant Accounting Policies, page F-6

11.   Please clarify the date of formation of the company and whether the basis of presentation and accounting policies are that of Comlink Communications Company as of and for the year ended December 31, 2006.

12.   It appears from your disclosures, that your transaction with USA Superior Energy represents a reverse merger. If true, expand your basis of presentation discussion to indicate that in future periods, your financial statements will be presented differently due to reverse merger accounting. Please explain that as a result of reverse merger accounting, you will be presenting the historical financial information of the accounting acquirer in future interim and annual reports.

Note 2 – Going Concern and Management's Plan, page F-9

13.   We note that you plan to enter into the oil and gas industry. Please provide disclosure indicating whether you anticipate accounting for these activities using either the full cost or successful efforts method.

Item 8A – Controls and Procedures, page 20

14.   Please modify your Controls and Procedures disclosures per the requirements of Exchange Act Rule 13a-15. For example, identify the members of management that have evaluated and concluded on the effectiveness of your disclosure controls and procedures. Similarly, remove disclosure that suggest your controls and procedures "are adequate".

Item 14. Principal Accounting Fees and Services, page 25

15.   We note your disclosures that indicates the amounts paid to Kyle L. Tingle, your former auditor, including amounts paid in fiscal 2006. Please explain why you have not presented the amounts paid to Larry O'Donnell, CPA, P.C.

Form 10-QSB for Fiscal Quarter Ended June 30, 2007

Financial Statements

General

16.   It appears that you have presented the historical financial information of Comlink
        Communications Company. Please modify your presentation to apply reverse
        merger accounting and disclosure, including the presentation of the historical
        financial information of the accounting acquirer.

Consolidated Statement of Stockholders' Equity, page F-3

17.   Please modify your presentation to include recasting your capital structure to
        reflect the effects of reverse merger accounting.

Note 1 – Significant Accounting Policies

18.   Please modify your document to include accounting policies associated with your
        oil and gas activities and stock based compensation.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Six Months Ended June 30, 2007 Compared to the Six
Months Ended June 30, 2006

19.   Please expand your disclosures to discuss the principal source of your revenues
        and cost of sales. Please clarify if these amounts relate to oil and gas production
        activities. If true, provide discussion and analysis of your production and sales
        and the properties and activities they relate to.

20.   Please tell us if you acquired or have otherwise determined the existence of oil
        and gas reserves.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief